Exhibit (e)(15)

Dated: 25 July, 2022

To: Dr. Louis Kayitalire

Strictly Private and confidential

Delivered by Email

Dear Louis

Incentive Award

I refer to the recent announcement by F-Star Therapeutics on 22 June 2022, regarding the agreement between:

•	F-Star Therapeutics Inc., (the “Company”);

•	invoX Pharma Limited, a private limited company incorporated under the laws of England and Wales (“invoX”); and

•	Fennec Acquisition Inc., a Delaware corporation and a direct wholly-owned subsidiary of invoX (“Fennec”).

Pursuant to the agreement entered into between the above parties, invoX will acquire all of the issued and outstanding stock of the Company pursuant to a cash tender offer and, thereafter, Fennec will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of invoX (the “Transaction”). Completion of the Transaction is expected to occur during the course of 2022 (“Closing,” and the date on which Closing occurs, the “Closing Date”).

In anticipation of a period of organisational change, invoX has identified a number of key individuals across the Company and its affiliates (collectively “F-Star”) that will be critical to our future success. You have been identified as a key individual and as such, invoX has decided to make you eligible to receive an incentive arrangement as described herein (this “Undertaking”). This Undertaking shall be effective as of the effective time of the Closing. If the Closing does not occur for any reason, this Undertaking (and any rights to an incentive hereunder) shall be null and void and invoX shall have no further duty or liability to you.

The terms of the incentive are set out below:

1.

Subject to the terms and conditions in this Undertaking, you will be eligible to receive a one-time cash payment equal to €264,500 (the “Incentive”), payable in two instalments (each, an “Instalment”). The first instalment of a one-time cash payment equal to €132,250 will be payable on or as soon as reasonably practicable following the first anniversary of the Closing Date, and the second instalment of a one-time cash payment equal to €132,250 will be payable on or about the 18-month anniversary of the Closing Date (each a “Payment Date”). Each Instalment will be subject to PAYE deductions and applicable withholding in the ordinary course.

2.	The Incentive is unilaterally granted and exceptional.

3.

Payment of each Instalment is subject to and conditional on you remaining employed by F-Star (and not having given or received notice of termination for any reason) at each of the applicable Payment Dates. If you have given or received notice of termination on a Payment Date, you will not be eligible to receive the Instalment payable on such Payment Date.

Any dispute or claim arising out of or in connection with this undertaking shall be governed by and construed in accordance with the law of England and Wales.

This Undertaking does not constitute a contract of employment and any payments made hereunder are exceptional and separate and apart from your ordinary course compensation.

Please acknowledge your receipt of this Undertaking by signing below. We look forward to working with you after Closing.

Yours sincerely

/s/ Benjamin Toogood
Name: Benjamin Toogood For and on behalf of invoX Pharma Limited

7/25/2022

I Louis Kayitalire confirm my understanding of the arrangements set out in this Undertaking.

Signed:	/s/ Louis Kayitalire

[PRINT NAME]

Dated:	7/25/2022